Filed by Endo, Inc.

(Commission File No.: 333-280767)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endo, Inc.

(Commission File No.: 333-280767)

Our Path Forward: Combining With Mallinckrodt – Endo Employee FAQ

Overview of Endo’s planned combination with Mallinckrodt:

•	Endo and Mallinckrodt have agreed to combine in a transaction that brings together two highly complementary businesses to create a new global, scaled diversified pharmaceutical company.

•	Following the completion of the transaction, we intend to separate the combined company’s generics and sterile injectables businesses into a separate, independently managed company.

•

We expect the transaction to be completed in the second half of 2025, once the required regulatory and shareholder approvals have been received. The subsequent separation of the scaled generics and sterile injectables business would happen at a later date, following the close of the transaction.

Who is Mallinckrodt?

•

Mallinckrodt is a diversified global, specialty pharmaceutical company that develops, manufactures, markets and distributes specialty branded and generic medications. Its areas of focus include autoimmune and rare diseases in specialty areas including neurology, neonatal respiratory critical care therapies and gastrointestinal products.

•	Founded: 1867

•	Headquarters: Dublin, Ireland (Global HQ); St. Louis, Missouri (Corporate Services)

•	Employees: 2,700 employees worldwide

•	Key Products: Acthar Gel (Multiple Sclerosis); INOmax (Hypoxic Respiratory Failure)

•	2024 Revenue: $1.7 billion

What are the benefits of the transaction?

•

We believe this transaction will help to strengthen both businesses, unlocking value across the combined branded, generics and sterile injectables business segments and resulting in future growth and a more focused and efficient allocation of resources.

•	The combination of our highly complementary portfolios and product pipelines will also strengthen our ability to serve our patients and customers.

•	The combined company will also have a strong balance sheet and enhanced financial flexibility to invest in growth opportunities.

Why is the plan to separate the generics and sterile injectables business?

•

Combining Mallinckrodt’s generics portfolio with Endo’s generics and sterile portfolios provides an opportunity to create a standalone business with increased focus, enhanced scale and strong cash flow generation.

•

The standalone company will have a broad portfolio of products across multiple therapeutic areas, formulations and dosage forms that is supported by robust commercial capabilities and a modernized manufacturing network with a strong reputation for quality, compliance and service.

Who will lead the combined company?

•	Paul Efron from our Board will serve as Board Chair for the combined company, and Siggi Olafsson, Mallinckrodt’s current CEO, will become President and CEO upon closing.

•	Scott Hirsch will continue to lead Endo as Interim CEO until the transaction closes. Post-closing, he will continue to serve on the Board of Directors.

•	The Board will consist of 4 Endo Board Members, 4 Mallinckrodt Board Members and a final board member to be selected by the Board, with the tie-breaking vote, if needed, by the Board Chair.

•	The rest of the senior leadership team of the combined company will be named in due course.

Who will lead the separated sterile and generics company?

•	The leadership team of the separated company is to be determined. We expect to announce that team after the combined company is formed.

What does this transaction mean for Endo’s employees?

•	Our talented workforce, diversified assets and efficient operations are key factors in this transaction and will be critically important to the long-term success of the new company.

•	We believe that this transaction will empower Endo’s team members to do what we do best.

•

With an expanded product portfolio and pipeline, our teams will be better positioned to continue to develop and deliver the innovative treatment options that our patients and customers rely on every day.

•	In addition, we believe our respective operating cultures and highly complementary portfolios are a great fit that will allow us to better serve our customers and patients.

Will there be any changes to my role, responsibilities, reporting structure, compensation or benefits?

•	At this stage, no immediate changes are expected to your role, responsibilities, reporting structure, compensation, or benefits as a result of the transaction announcement.

•

As we work through the integration process in the coming months, we will communicate any updates as soon as they are available. We are committed to transparency and will keep you informed every step of the way.

•	For now, we encourage you to stay focused on your work, and if you have any specific concerns, please reach out to your manager or HR business partner.

What will happen to the long-term incentives that have already been granted but are scheduled to vest after the combined company is formed?

•	Leadership teams of both companies are committed to providing competitive compensation to their employees and continuing to reward team members for their work.

•	Details are to be determined about how we will incorporate our already granted incentives, and we will share information with you as soon as possible.

Will the newly formed companies be public or private?

•	We expect to list the combined company on the New York Stock Exchange as soon as possible.

•	The ownership structure of the separated sterile and generics company will be determined at a later time.

Will employees receive stock in the newly formed company? If yes, what about employees that eventually go with the separation?

•	We expect to list the combined company on the New York Stock Exchange as soon as possible.

•	We remain committed to providing a competitive compensation program for team members. Elements of total compensation of the combined company are to be determined.

What will be the name of the combined company?

•	We have not yet determined the name of the combined company.

•	We expect to announce the name in due course.

Where will the new company be headquartered? Will Endo keep its existing offices and facilities?

•	We will continue to operate in the normal course as we work to close the transaction.

•	The global headquarters of the combined company will be in Dublin, Ireland. The combined company’s U.S. headquarters will be announced in due course.

•	We will update you as decisions are made.

How will we merge the teams?

•	We are going to assemble an integration team to work through the mechanics of combining our organizations. We will provide more information on integration plans as they are solidified.

•

We anticipate a smooth transition following the transaction close, as both Endo and Mallinckrodt are driven by a shared mission: to develop innovative pharmaceutical solutions that address unmet needs and make real differences in the lives of customers and patients.

What does this transaction mean for Endo’s customers?

•	Nothing will change about the way we serve our customers in the near term.

•

Following the close of the transaction, we expect to continue executing on our mission of developing and delivering life-enhancing products for our customers and patients, supported by an even more diverse commercial portfolio and product pipeline.

What are the next steps in the transaction process?

•	The transaction is expected to close in the second half of 2025, once the required regulatory and shareholder approvals are received. We will keep you updated as key milestones are met.

•	In the meantime, we ask that you remain focused on your day-to-day responsibilities so that we can continue providing our customers and patients with the life-enhancing products on which they depend.

What should I say if I am asked about the transaction by the media or an external party?

•	As always, if you receive an inquiry from the press, please do not engage and direct them to media.relations@endo.com.

•	If you are asked by an external colleague at an industry event or meeting, you can share that we are excited about the path forward.

•	The combined company will enhance our product offerings, pipeline, and capabilities.

•

With the eventual separation, both the branded pharmaceuticals company and the sterile and generics company will benefit from sharper strategic and operating focuses, strengthening our ability to serve customers and patients.

•	If you need more talking points for specific meetings or interactions, please email your request and details about the audience to communications@endo.com.

Where can employees obtain additional information? Who can I contact if I have more questions?

•	If you have any further questions about the announcement, please reach out to your supervisor or HR business partner.

•	We will develop a page on at.endo to house announcements and FAQs so they are always accessible for team members.

•	We are committed to keeping you informed during this process and will communicate future developments as we are able.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Combination and Where to Find It

In connection with the proposed transaction, Mallinckrodt intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Endo and that also constitutes a prospectus of Mallinckrodt ordinary shares. Each of Mallinckrodt and Endo may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Mallinckrodt or Endo may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Mallinckrodt and Endo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Mallinckrodt, Endo, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s website at https://ir.mallinckrodt.com. Copies of the documents filed with the SEC by Endo will be available free of charge on Endo’s website at https://investor.endo.com.

Participants in the Solicitation of Proxies

Mallinckrodt, Endo, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Mallinckrodt, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465924046964/tm242936-1_def14a.htm), including under the headings “Corporate Governance”, “Our Director Nominees,” “Board of Directors and Board Committees,” “Compensation of Non-Employee Directors,” “Executive Officers” “Compensation of Executive Officers,” “Pay Versus Performance,” “Security Ownership and Reporting,” “Equity Compensation Plan Information” and “Proposals 1(A) Through 1(E): Election of Directors”, (ii) Mallinckrodt’s Annual Report on Form 10-K for the fiscal year ended December 29, 2023, which was filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1567892/000156789224000008/mnk-20231229.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions

and Director Independence”, and (iii) to the extent holdings of Mallinckrodt’s securities by its directors or executive officers have changed since the amounts set forth in Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar? action=getcompany&CIK=0001567892&type=&dateb=&owner=only&count=40&search_text=).

Information about the directors and executive officers of Endo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0002008861/000200886125000007/ndoi-20241231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”. “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (ii) to the extent holdings of Endo’s securities by its directors or executive officers have changed since the amounts set forth in Endo’s Annual Report on Form 10-K, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar? action=getcompany&CIK=
0002008861&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Mallinckrodt or Endo using the sources indicated above.

Information Regarding Forward-Looking Statements

Statements in this communication that are not strictly historical (including, among other things, statements regarding the proposed business combination transaction between Mallinckrodt and Endo, Mallinckrodt and Endo’s plans to combine their generics pharmaceuticals businesses and Endo’s sterile injectables business after the close of the proposed business combination and separate that business from the combined company at a later date, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transactions, the anticipated closing date for the proposed business combination transaction and any other statements regarding events or developments Mallinckrodt and Endo believe or anticipate will or may occur in the future) may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties.

There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:

(i)

transaction-related risks, including the parties’ ability to successfully integrate Mallinckrodt’s and Endo’s business and unanticipated costs of such integration, which may result in the combined company not operating as effectively and efficiently as expected; uncertainties related to a future separation of the combined generics pharmaceuticals businesses of Mallinckrodt and Endo and Endo’s sterile injectables business; the risk that the expected benefits and synergies of the proposed transactions may not be fully realized in a timely manner, or at all; the risk associated with Mallinckrodt’s and Endo’s ability to obtain the approval of their shareholders and stockholders, respectively, required to consummate the proposed business combination transaction; uncertainty regarding the timing of the closing of the proposed business combination transaction; the risk that the conditions to the proposed business combination transaction may not be satisfied (or waived to the extent permitted by law) on a timely basis or at all or the failure of the proposed business combination transaction to close for any other reason or to close on the anticipated terms, including the intended tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed business combination transaction may not be obtained or may be obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination transaction; unanticipated difficulties, liabilities or expenditures relating to the proposed transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally; certain restrictions on the ability of Mallinckrodt and Endo to pursue certain business activities or strategic transactions during the pendency of the proposed business combination transaction; the effect of the announcement, pendency or completion of the proposed transactions on the long-term value of Mallinckrodt’s ordinary shares and Endo’s common stock; risks that the proposed transactions may disrupt current plans and operations of Mallinckrodt and Endo and their respective management teams and potential difficulties in hiring, retaining and motivating employees as a result of the proposed transactions; risks related to Mallinckrodt’s increased indebtedness as a result of the proposed business combination transaction; significant transaction costs related to the proposed business combination transaction; potential litigation relating to the proposed transactions that could be instituted against Mallinckrodt, Endo or their respective officers or directors; rating agency actions and Mallinckrodt’s and Endo’s ability to access short- and long-term debt markets on a timely and affordable basis; and risks related to the financing in connection with the transaction;

(ii)

risks related to Mallinckrodt’s business, including potential changes in Mallinckrodt’s business strategy and performance; Mallinckrodt’s initiative to explore a variety of potential divestiture, financing and other transactional opportunities; the exercise of contingent value rights by the Opioid Master Disbursement Trust II (the “Trust”); governmental investigations and inquiries, regulatory actions, and lawsuits, in each case related to Mallinckrodt or its officers; Mallinckrodt’s contractual and court-ordered compliance obligations that, if violated, could result in penalties; compliance with and restrictions under the global settlement to resolve all opioid-related claims; matters related to Acthar Gel, including the settlement with governmental parties to resolve certain disputes and compliance with and restrictions under the related corporate integrity agreement; the ability to maintain relationships with Mallinckrodt’s suppliers, customers, employees and other third parties following the emergence from the 2023 bankruptcy proceedings; scrutiny from governments, legislative bodies and enforcement agencies related to sales, marketing and pricing practices; pricing pressure on certain of Mallinckrodt’s products due to legal changes or changes in insurers’ or other payers’ reimbursement practices resulting from recent increased public scrutiny of healthcare and pharmaceutical costs; the reimbursement practices of governmental health administration authorities, private health coverage insurers and other third-party payers; complex reporting and payment obligations under the Medicare and Medicaid rebate programs and other governmental purchasing and rebate programs; cost containment efforts of customers, purchasing groups, third-party payers and governmental organizations; changes in or failure to comply with relevant laws and regulations; any undesirable side effects caused by Mallinckrodt’s approved and investigational products, which could limit their commercial profile or result in other negative consequences; Mallinckrodt’s and its partners’ ability to successfully develop, commercialize or launch new products or expand commercial opportunities of existing products, including Acthar Gel (repository corticotropin injection) SelfJect™ and the INOmax Evolve DS delivery system; Mallinckrodt’s ability to successfully identify or discover additional products or product candidates; Mallinckrodt’s ability to navigate price fluctuations and pressures, including the ability to achieve anticipated benefits of price increases of its products; competition; Mallinckrodt’s ability to protect intellectual property rights, including in relation to ongoing and future litigation; limited clinical trial data for Acthar Gel; the timing, expense and uncertainty associated with clinical studies and related regulatory processes; product liability losses and other litigation liability; material health, safety and environmental laws and related liabilities; business development activities or other strategic transactions; attraction and retention of key personnel; the effectiveness of information technology infrastructure, including risks of external attacks or failures; customer concentration; Mallinckrodt’s reliance on certain individual products that are material to its financial performance; Mallinckrodt’s ability to receive sufficient procurement and production quotas granted by the U.S. Drug Enforcement Administration; complex manufacturing processes; reliance on third-party manufacturers and supply chain providers and related market disruptions; conducting business internationally; Mallinckrodt’s significant levels of intangible assets and related impairment testing; natural disasters or other catastrophic events; Mallinckrodt’s substantial indebtedness and settlement obligation, its ability to generate sufficient cash to reduce its indebtedness and its potential need and ability to incur further indebtedness; restrictions contained in the agreements governing Mallinckrodt’s indebtedness and settlement obligation on Mallinckrodt’s operations, future financings and use of proceeds; Mallinckrodt’s variable rate indebtedness; Mallinckrodt’s tax treatment by the Internal Revenue Service under Section 7874 and Section 382 of the Internal Revenue Code of 1986, as amended; future changes to applicable tax laws or the impact of disputes with governmental tax authorities; the impact of Irish laws; the impact on the holders of Mallinckrodt’s ordinary shares if Mallinckrodt were to cease to be a reporting company in the United States; the comparability of Mallinckrodt’s post-emergence financial results and the projections filed with the Bankruptcy Court; and the lack of comparability of Mallinckrodt’s historical financial statements and information contained in its financial statements after the adoption of fresh-start accounting following emergence from the 2023 bankruptcy proceedings; and

(iii)

risks related to Endo’s business, including future capital expenditures, expenses, revenues, economic performance, financial conditions, market growth and future prospects; Endo changes in competitive, market or regulatory conditions; changes in legislation or regulations; global political changes, including those related to the new U.S. presidential administration; Endo’s use of artificial intelligence and data science; the ability to obtain and maintain adequate protection for intellectual property rights; the impacts of competition such as those related to XIAFLEX®; the timing and uncertainty of the results of both the research and development and regulatory processes; health care and cost containment reforms, including government pricing, tax and reimbursement policies; litigation; the performance including the approval, introduction and consumer and physician acceptance of current and new products; the performance of third parties upon whom Endo relies for goods and services; issues associated with Endo’s supply chain; Endo’s ability to develop and expand its product pipeline and to launch new products and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or generic products; the effectiveness of advertising and other promotional campaigns; and the timely and successful implementation of business development opportunities and/or any other strategic priorities.

The registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Mallinckrodt’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Mallinckrodt’s website (www.mallinckrodt.com) and Endo’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Endo’s website (www.endo.com). There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

The forward-looking statements made herein speak only as of the date hereof and Mallinckrodt and Endo do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law. Given these uncertainties, one should not put undue reliance on any forward-looking statements.